Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, Pennsylvania  19102

September 15, 2014

VIA EDGAR
Mr. Marc Thomas
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Republic First Bancorp, Inc.
Form 10-K for Fiscal Period Ended December 31, 2013
Filed March 24, 2014
File No. 000-17007

Dear Mr. Thomas:

This will acknowledge receipt of the Staff’s comment letter, dated September 11, 2014, relating to the above-referenced filing of Republic First Bancorp, Inc. (the “Company”).  In accordance with your conversation with our counsel on September 12, 2014, this will confirm that the Company intends to file the response to the comment letter on October 17, 2014.  This filing date will permit the Company to accommodate its existing audit committee meeting schedule.

Please contact the undersigned at (215) 430-5850 with any questions.  Thank you for your consideration.

Very truly yours,
REPUBLIC FIRST BANCORP, INC.

/s/ Frank Cavallaro
Frank Cavallaro
Chief Financial Officer